Exhibit 99.1

INSPIRA TECHNOLOGIES OXY B.H.N. Ltd.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Inspira Technologies Oxy B.H.N. Ltd. (“Inspira Technologies” or the “Company”) will be held on June 20, 2025 at 3:00 p.m. Israel time at the Company’s office, located at 2 Ha-Tidhar Street, Ra’anana 4366504, Israel.

The sole agenda of the Meeting is to consider a proposal to approve a reverse split of the Company’s issued and outstanding ordinary shares, no par value per share of the Company (the “Ordinary Shares”), at a ratio of between 2:1 to 25:1, to be effected at the sole discretion of, and at such date to be determined by, the Board, and to amend the Company’s amended and restated articles of association to reflect the same (the “Proposal”).

Board Recommendation

The Board unanimously recommends that you vote in favor of the Proposal, which is described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on June 3, 2025 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Required Vote and Voting Procedures

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), the Proposal to be presented at the Meeting requires a Simple Majority (as defined in the Proxy Statement herein) of votes in person or represented by proxy at the Meeting.

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement and, together with a return envelope, will be sent to holders of the Company’s Ordinary Shares. By appointing “proxies,” shareholders may vote at the Meeting regardless of whether they attend in person. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a vote “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Israeli Companies Regulations (Voting in Writing and position statements), 5766-2005 by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

Shareholders of Record

If your Ordinary Shares are registered directly in your name with our transfer agent, Equiniti Trust Company LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Yafit Tehila, the Chief Financial Officer of the Company (yafit@inspirao2.com), or to vote in person at the Meeting.

Beneficial Owners

If your Ordinary Shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A holder of Ordinary Shares in “street name” as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your Ordinary Shares are held in “street name,” as of the Record Date, these proxy materials are to be forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You may also attend the Meeting. Since a holder of shares in “street name” is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, we believe that brokers are not allowed to exercise their voting discretion with respect to the Proposal herein, which is considered as non-routine, and therefore, “broker non-votes” will occur with respect to such uninstructed shares. It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares counted for all proposals.

Sincerely,

/s/ Tal Parnes
Chairman of the Board of Directors

May 30, 2025

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

RA’ANANA, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 20, 2025

The enclosed proxy statement (the “Proxy Statement”) is being solicited by the board of directors (the “Board”) of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) for use at the Company’s extraordinary general meeting of shareholders (the “Meeting”) to be held on June 20, 2025 at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy card in the form enclosed, the persons named as proxies therein shall vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy card. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby shall be voted in favor of the proposal described in this Proxy Statement.

Quorum

Two or more shareholders present, personally or by proxy, holding in the aggregate not less than twenty-five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until June 20, 2025 at 5:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Required Majority

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), the proposal described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or represented by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders at the Meeting with respect to the proposal (a “Simple Majority”).

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least five percent (5%)) to Ms. Yafit Tehila, via e-mail (yafit@inspirao2.com), no later than June 2, 2025. All such submissions must comply with the requirements under the Companies Law, the regulations promulgated thereunder, and the Company’s amended and restated articles of association (the “Articles”).

It is noted that there may be changes on the agenda after publishing the Proxy Statement, including Position Statements. Therefore, the most updated agenda shall be furnished with the SEC on a Report on Form 6-K and shall be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO APPROVE A REVERSE SPLIT OF THE COMPANY’S ISSUED AND OUTSTANDING ORDINARY
SHARES, AT A RATIO OF BETWEEN 2:1 TO 25:1, TO BE EFFECTED AT THE DISCRETION OF, AND
AT SUCH DATE TO BE DETERMINED BY THE BOARD, AND TO AMEND THE COMPANY’S
ARTICLES OF ASSOCIATION TO REFLECT THE SAME

On March 10, 2025, the Company received a written notice from Nasdaq that it was not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), as the Company’s closing bid price for its Ordinary Shares was below $1.00 per share for the preceding 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was granted a 180-calendar day compliance period, or until September 8, 2025, to regain compliance (the “Compliance Period”). As reported, the Company may be afforded a second 180-calendar day compliance period if the Minimum Bid Price Requirement is not cured by September 8, 2025. If at any time during the Compliance Period the closing bid price of the Ordinary Shares is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed.

The Nasdaq Notices had no immediate effect on the listing or trading of the Company’s Ordinary Shares, which continued to trade on Nasdaq under the symbol “IINN.”

As of the date of this Proxy Statement, the last reported closing price of the Ordinary Shares on May 29, 2025 was $0.54 and, therefore, the Company is still not in compliance with the Minimum Bid Price Requirement and there can be no assurance that the closing bid price for the Company’s Ordinary Shares will be compliant with the Minimum Bid Price Requirement within the Compliance Period.

The Board believes that the continued listing of the Company’s Ordinary Shares on Nasdaq will enable the Company to have better access to the public capital markets while providing for greater liquidity for the Company’s shareholders. In addition, the Board believes that a reverse share split is advisable in order to maintain compliance with the Minimum Bid Price Requirement for continued listing on Nasdaq and so that the Company’s Ordinary Shares may be more attractive to a broader range of investors.

Therefore, on May 25, 2025, the Board approved, subject to the approval of the general meeting of the Company’s shareholders, a framework for a potential adjustment of the Company’s share capital at a ratio of between 1-for-2 and 1-for-25, with respect to the Company’s issued and outstanding Ordinary Shares, such that every two (2) to twenty five (25) Ordinary Shares shall be converted into one (1) Ordinary Share, and that the authorized share capital of the Company will be reduced from 100,000,000 Ordinary Shares to between 50,000,000 to 4,000,000 Ordinary Shares (in accordance with the reverse split ratio effected by the Board), to be effected, if effected, at the discretion of, and at such date to be determined by the Board (the “Reverse Split”).

An amendment to the current Articles that reflects the Reverse Split, is attached hereto as Exhibit A.

If the Reverse Split is approved, then the Board will have the authority, at its own discretion, to determine whether to affect the Reverse Split, and the exact ratio and the effective date of the Reverse Split. Following such determination by the Board, the Company will issue a press release announcing the effective date and the ratio of the Reverse Split.

The Board believes that approval of a proposal providing the Board with this generalized grant of authority with respect to setting the Reverse Split ratio, rather than mere approval of a pre-defined reverse share split, will give the Board the flexibility to set the ratio in accordance with current market conditions and therefore allow the Board to act in the best interests of the Company and its shareholders.

In addition, if the Reverse Split is effected, the exercise price and the number of Ordinary Shares issuable upon the exercise of any outstanding options, restricted share units and/or warrants will be proportionately adjusted pursuant to the terms of the respective securities in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of Ordinary Shares and/or any options or restricted share units available for issuance under the Amended and Restated Inspira Technologies Oxy B.H.N. Ltd. 2019 Equity Incentive Plan shall be appropriately adjusted.

The Reverse Split, if effected, will be effected simultaneously for all of the Company’s securities, and the exchange ratio will be the same for all securities. The Reverse Split will affect all the Company’s shareholders uniformly and will not affect any shareholder’s percentage ownership interests in the Company, relative voting rights or other rights. Ordinary Shares resulting from the Reverse Split will remain fully paid and non-assessable.

No fractional shares will be issued as a result of the Reverse Split. In accordance with our Articles, all fractional shares will be rounded to the nearest whole Ordinary Share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, the Company intends to treat shares held by shareholders through a bank, broker, custodian, or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians, or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding the Company’s Ordinary Shares in street name. However, these banks, brokers, custodians, or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold the Company’s Ordinary Shares with a bank, broker, custodian or other nominee and who have any queries in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

While the Board believes that the potential advantages of a Reverse Split outweigh any actual or potential disadvantages, if the Company does effect a Reverse Split there can be no assurance that (i) the Company’s Ordinary Shares will trade at a price in proportion to the decrease in the number of outstanding shares resulting from the Reverse Split; (ii) the liquidity of the Company’s Ordinary Shares will not be adversely affected by the reduced number of shares that would be outstanding and available for trading after the Reverse Split; (iii) engaging in a Reverse Split will not be perceived in a negative manner by investors, analysts or other stock market participants; (v) the Reverse Split may not result in the Company meeting the Minimum Bid Price Requirement, or (v) the Reverse Split will not result in some shareholders owning “odd-lots” of fewer than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT

The Board believes that the Reverse Split is appropriate and in the best interest of the Company’s shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a reverse split of the Company’s authorized share capital and issued and outstanding ordinary shares, no par value per share of the Company, at a ratio of between 2:1 to 25:1, to be in effect, if effected, at the discretion of, and at such date to be determined by the Board, and to amend the Company’s amended and restated articles of association to reflect the same, as set forth in the Proxy Statement”.

The approval of this Proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board unanimously recommends that the shareholders vote FOR the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby shall be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY SHALL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

Equiniti Trust Company, LLC

48 Wall Street

23rd floor

New York, NY 10043

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 30, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MAY 30, 2025, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
Inspira Technologies Oxy B.H.N. Ltd.

/s/ Tal Parnes
Chairman of the Board of Directors

May 30, 2025

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Yafit Tehila, Chief Financial Officer, as agent and proxy of the undersigned, with full power of substitution to her, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on June 20, 2025 at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, shall be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy shall be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: on June 20, 2025

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve a reverse split of the Company’s authorized share capital and issued and outstanding ordinary shares, no par value per share of the Company, at a ratio of between 2:1 to 25:1, to be in effect, if effected, at the discretion of, and at such date to be determined by the Board, and to amend the Company’s amended and restated articles of association to reflect the same, as set forth in the Proxy Statement

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Exhibit A

Amendment to Articles that reflects the Reverse Split

5.	Authorized Share Capital.

(a) The share capital of the Company shall consist of [between 50,000,000 to 4,000,000] Ordinary Shares, no par value (the “Shares”).

(b) The Shares shall rank pari passu in all respects.